TUSCAN GARDENS
SECURED INCOME FUND, LLC

FINANCIAL STATEMENTS

From June 9, 2015 (Date of Inception)
To July 31, 2015

INDEPENDENT AUDITOR'S REPORT

To the Members
of Tuscan Gardens Secured Income Fund, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Tuscan Gardens Secured Income Fund, LLC (a Florida limited liability company), which comprise the balance sheet as of July 31, 2015, and the related statements of income, changes in members' equity, and cash flows for the period from June 9, 2015 (date of inception) to July 31, 2015, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

670 WEST FAIRBANKS AVENUE • WINTER PARK, FLORIDA 32789 • (407) 644-6066 • FAX (407) 629-0025 • WWW.KANE-CPA.COM

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tuscan Gardens Secured Income Fund, LLC as of July 31, 2015, and the results of its operations and its cash flows for the period from June 9, 2015 (date of inception) to July 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Ku & Associate

Winter Park, Florida
August 4, 2015

TUSCAN GARDENS SECURED INCOME FUND, LLC

BALANCE SHEET

JULY 31, 2015

ASSETS

Cash	$	50,000
TOTAL ASSETS	$	50,000

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	$	-
MEMBERS' EQUITY		50,000
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	50,000

TUSCAN GARDENS SECURED INCOME FUND, LLC

STATEMENT OF INCOME

FROM JUNE 9, 2015 (DATE OF INCEPTION) TO JULY 31, 2015

REVENUES	$	-
EXPENSES		-
NET INCOME	$	-

TUSCAN GARDENS SECURED INCOME FUND, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FROM JUNE 9, 2015 (DATE OF INCEPTION) TO JULY 31, 2015

MEMBERS' EQUITY, JUNE 9, 2015	$	-
Net Income		-
Member Contributions		50,000
Member Distributions		-
MEMBERS' EQUITY, JULY 31, 2015	$	50,000

TUSCAN GARDENS SECURED INCOME FUND, LLC

STATEMENT OF CASH FLOWS

FROM JUNE 9, 2015 (DATE OF INCEPTION) TO JULY 31, 2015

Cash flows from operating activities:		
Net Income	$	-
Net cash provided by operating activities		-
Cash flows from financing activities:		
Member contributions		50,000
Net cash provided by financing activities		50,000
Net increase in cash		50,000
Cash at June 9, 2015		-
Cash at July 31, 2015	$	50,000

Supplemental disclosures of cash flow information:
(1) Cash paid during the year for:

Interest	$	-
Income taxes	$	-

(2) There were no non-cash investing and financing activities from June 9, 2015 to July 31, 2015.

TUSCAN GARDENS SECURED INCOME FUND, LLC
NOTES TO FINANCIAL STATEMENTS
FROM JUNE 9, 2015 (DATE OF INCEPTION) to JULY, 2015

NOTE A - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of operations:

Tuscan Gardens Secured Income Fund, LLC (the Company) is a Florida limited liability company, incorporated on June 9, 2015. The Company intends to acquire real estate parcels in the United States for the development and construction of luxurious senior housing communities consisting of independent living, assisted living and/or memory care units, and ultimately to own and/or operate or sell the Properties.

Basis of accounting:

The Company uses the accrual basis of accounting in accordance with generally accepted accounting principles.

Cash and cash equivalents:

At July 31, 2015, the Company maintained its cash at a financial institution in bank deposits, which never exceeded federally-insured limits. The Company has not experienced any losses in its account. The Company believes it is not exposed to any significant risk on cash.

Statement of cash flows:

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Fair value of financial instruments:

Professional standards require disclosure of an estimate of fair value of certain financial instruments. The Company's significant financial instrument is cash. For this financial instrument, carrying value approximates fair value due to the short term nature of the instrument.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes:

The Company is organized as a limited liability company. As a limited liability company, income taxes on net earnings are payable personally by the members. Accordingly, no provision for income taxes has been established.

The income allocable to the Company is subject to examination by federal and state taxing authorities. In the event of an examination of the income tax return, the tax liability of the members could be changed if an adjustment in the income is ultimately determined by the taxing authorities.

NOTE A - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Income taxes, continued:

Certain transactions of the Company may be subject to accounting methods for federal income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for federal income tax purposes may differ from net income in these financial statements.

The Company has adopted ASC 740 Tax Provisions, which prescribes when to recognize and how to measure financial statement effects, if any, of income tax positions taken or expected to be taken on its income tax returns, including the position that the Company will continue to qualify to be treated as a limited liability company for both federal and state income tax purposes. These rules require management to evaluate the likelihood that, upon examination by relevant taxing jurisdictions, those income tax positions would be sustained. Based on these evaluations, if it were more than 50% probable that a material amount of income tax would be imposed at the entry level upon examination by the relevant taxing authorizes, a liability and expense would be recognized in the accompanying financial statements. The Company's income tax returns are subject to examination by taxing authorities for a period three years from the date they are filed. Since the Company is in its initial year, no tax years are subject to examination as of July 31, 2015.

Date of management evaluation:

Management has evaluated subsequent events through August 3, 2015, the date on which the financial statements were available to be issued.